                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934



FOR MARCH 13, 2002



                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)


            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         DRAXIS HEALTH INC.



                                         By:      /S/: DOUGLAS M. PARKER
                                            ------------------------------------
                                                  General Counsel &
                                                  Secretary





   DATED:       MARCH 13, 2002


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